UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ternium S.A.
(Exact name of registrant as specified in its charter)

Grand Duchy of Luxembourg	001-32734	Not applicable.
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

26, Boulevard Royal – 4th floor	Not applicable.
L 2449 Luxembourg	(Zip Code)
(Address of Principal Executive Officer)

Alejandra Hryszkiewicz
26, Boulevard Royal, 4th floor, L-2449 Luxembourg Tel. + (352) 26 68 31 52
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 2 - Disclosure of Payments by Resource Extraction Issuers

Item 2.01. Resource Extraction Issuer Disclosure Report

Ternium S.A. (“Ternium” or the “Company”) is a leading steel producer in the Americas, providing advanced steel products to a wide range of manufacturing industries and the construction sector.

The final rule on Section 13(q) issued by the Securities and Exchange Commission (the “Final Rule”) requires source extraction issuers to disclose certain payments (including taxes, royalties, fees and others) made to a foreign or U.S. government to further the commercial development of oil, natural gas or minerals.

Ternium qualifies as a resource extraction issuer under the Final Rule and is filing the consolidated report on Form SD for the fiscal year ended December 31, 2023, on payments to governments made by the Company’s consolidated subsidiaries for the purpose of the commercial development of minerals, in accordance with the Final Rule (this “Report”). The Company’s consolidated financial statements are available on Ternium’s website.

Section 3 - Exhibits

Item 3.01 Exhibits

2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Daniel Brizzio Date: September 30, 2024
Name: Pablo Daniel Brizzio
Title: Chief Financial Officer

Resource Extraction Payment Report

Ternium qualifies as a resource extraction issuer under the Final Rule and is required to prepare and file an annual report on payments made to governments, which relate to its extractive activities. The Final Rule requires resource extraction issuers to disclose the following information: (i) the type and total amount of payments made for each project relating to the commercial development of minerals; (ii) the type and total amount of payments, by payment type, for all projects made to each government; (iii) the total amounts of payments, by payment type; (iv) the payments currency; (v) the fiscal year in which payments were made; (vi) the business segment of the resource extraction issuer that made the payments; (vii) the governments that received the payments and the country in which each such government is located; (viii) the project of the resource extraction issuer to which the payments relate; (ix) the particular resource that is the subject of commercial development; (x) the method of extraction used in the project; and (xi) the major subnational political jurisdiction of the project.

“Government”, within the meaning of the Final Rule, refers to both the Federal Government of the U.S. and any foreign government, department, agency or instrumentality of a foreign government, or a company owned by a foreign government, as determined by the Commission.

For purposes of “project level” disclosure of payments to governments, the Final Rule has defined “project” as encompassing the following three factors:

(i)the type of resource being traded (either oil, gas, or a specific mineral);
(ii)the method of extraction (a well, an open pit, or underground mining); and
(iii)the major subnational political jurisdiction where the commercial development is taking place (whether it is a state, province, district, region, territory, or other).

In terms of reporting obligations, any activity involving the commercial development of multiple resources or extraction methods will be considered as a single project if such activities are located within the same political jurisdiction. Consequently, if the commercialized resource involves different major subnational political jurisdictions and generates the obligation to make payments in each of them, the resource extraction issuer must report each of those activities as different projects.

For purposes of this Report, certain taxes that are levied at the entity level (i.e., at Ternium’s mining subsidiary level) have been reported as entity level payments. In addition, and for the sake of clarity, Exhibit 2.01 contains: (i) a “Project-level disclosure” table, in which payments made to governmental authorities are disaggregated in terms of the project for which each payment was made, and the locations of each of the activities, in order to comply with the “project level” disclosure required by the Final Rule; and (ii) a “Government-level disclosure” table of payments made at an entity level to each government authority. For purposes of presenting the information at a “project level”, certain payments were disaggregated and presented in proportion to the production of each mine or location, despite the fact that such payments were not made with respect to each project individually but in connection with the operation of the entity (i.e, Ternium’s mining subsidiaries) as a whole. For more information on this item, please refer to the note in Exhibit 2.01.

Pursuant to the disclosure requirements of the Final Rule, Ternium is filing this Report to disclose payments made to governments for the purpose of the commercial development of minerals.

This Report presents information on payments made during the fiscal year ended December 31, 2023. The information is presented in the Exhibit 2.01 of this Report. The figures and values regarding the payments mentioned in this Report are expressed in U.S. dollars, as this is the currency used for the presentation of the

Company's consolidated financial statements. All payments made in a currency other than U.S. dollars have been converted to U.S. Dollars at the average exchange rate of the reporting period.

In July 2023, Ternium increased its participation in the control group of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), the largest flat steel producer in Brazil. For more information on the acquisition of the additional participation in Usiminas, see note 3 “Acquisition of business – increase of the participation in Usiminas control group and new governance structure of Usiminas” to Ternium’s consolidated financial statements included in Ternium’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023. Relying upon the accommodation set forth in Item 2.01(b)(2) of Form SD, 17 CFR § 249b.400, this Report does not include information on the payments made to government authorities for the extractive activities of Usiminas and its subsidiaries, which Ternium began to consolidate in July 2023.

EXHIBIT 2.01

PAYMENTS PER GOVERNMENT AND PROJECT

Below is the information on payments made by Ternium or its subsidiaries to governments both on a project and on a government basis. The information presented below corresponds to payments made by the Company or its subsidiaries during the fiscal year ended December 31, 2023. The extracted mineral in all cases is iron ore.

All payments were made in Mexican pesos (MXN) and, for the purposes of this Report, payments were converted to U.S. dollars at the average exchange rate during the reporting period.

Project-level Disclosure
Mexico

Company	Mine	Location	Type of Mine	Government Payee	Taxes		Fees
					IRS (income tax) (*)	Special Tax (Impuesto especial de minería) (*)	Mining Rights
Las Encinas S.A. de C.V.	Aquila	Aquila, Michoacán (MX-MIC)	Open Pit	Internal Revenue Service (Secretaría de Hacienda)	3,205,614	-	-
				Ministry of Economy (Secretaría de Economía)	-	2,836,298	21,030
	Palomas	Pihuamo and Tecalitlán, Jalisco (MX-JAL)	Open Pit	Internal Revenue Service (Secretaría de Hacienda)	1,400,485	-	-
				Ministry of Economy (Secretaría de Economía)		1,239,137	68,692
	Other concessions without extraction at the moment	N/A	N/A	Ministry of Economy (Secretaría de Economía)	-	-	5,506,858

Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V.	Peña Colorada	Minatitlán, Colima (MX-COL)	Open Pit	Internal Revenue Service (Secretaría de Hacienda)	15,585,465	-	-
				Ministry of Economy (Secretaría de Economía)	-	6,517,208	15,616
	Other concessions without extraction at the moment	N/A	N/A	Ministry of Economy (Secretaría de Economía)	-	-	440,765
Total					20,191,564	10,592,643	6,052,961

(*) Payments on account of income taxes (ISR or impuesto sobre la renta) to the Internal Revenue Service and of special taxes (impuesto especial de minería) to the Ministry of Economy are levied and made at an entity level (i.e., by the Company’s mining subsidiary) and not at a project or jurisdiction level. Consequently, for purposes of complying with the project-level disclosure requirements of the Final Rule, the figures presented in this Report with respect to such payments were calculated by attributing to each project the corresponding portion of income taxes and special tax payments in proportion to each such project’s production.

Government-level Disclosure

Country	Payments per government	Taxes	Royalties	Fees	Total
Mexico	Internal Revenue Service (Secretaría de Hacienda)	20,191,564	-	-	20,191,564
Mexico	Ministry of Economy (Secretaría de Economía)	10,592,643	-	6,052,961	16,645,604
Total (Mexico)		30,784,207	-	6,052,961	36,837,168